UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 3 0 2003
1086

FORM 11-K

**ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2002.


03025648

**ROCKWELL COLLINS
Retirement Savings
Plan for
Hourly Employees**

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**52-2314475** **(I.R.S. Employer Identification No.)**
400 Collins Road NE **Cedar Rapids, Iowa** ***(Address of principal executive offices)***	**52498** **(Zip Code)**

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Trustee and Participants of
Rockwell Collins Retirement Savings Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Hourly Employees (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and for the period from June 29, 2001 (date of inception) through December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 and for the period from June 29, 2001 (date of inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.

Deloitte & Touche LLP

June 3, 2003

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
NET ASSETS AVAILABLE FOR BENEFITS - Investments:		
Rockwell Collins Defined Contribution Master Trust	$6,352,097	$5,139,861
Loan Fund	191,175	85,971
NET ASSETS AVAILABLE FOR BENEFITS	$6,543,272	$5,225,832

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM JUNE 29, 2001 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2001

	2002	2001
ADDITIONS:		
Investment (loss) income:		
Net (loss) income in Defined Contribution Master Trust	$ (469,063)	$ 305,599
Interest	6,465	1,635
Total investment (loss) income	(462,598)	307,234
Contributions:		
Employer	614,222	292,161
Participants	1,019,273	573,770
Rollovers	33,538	1,571
Loans rolled over	47,704	-
Total contributions	1,714,737	867,502
Net transfers from affiliate plans and conversions (Note 1)	681,661	4,057,520
Total additions	1,933,800	5,232,256
DEDUCTIONS:		
Payments to participants or beneficiaries	601,651	6,157
Administrative expenses	14,709	267
Total deductions	616,360	6,424
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,317,440	5,225,832
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF PERIOD	5,225,832	-
NET ASSETS AVAILABLE FOR BENEFITS, END OF PERIOD	$6,543,272	$5,225,832

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002 AND THE PERIOD FROM JUNE 29, 2001 (DATE OF INCEPTION) THROUGH DECEMBER 31, 2001

1. DESCRIPTION OF PLAN

This brief description of the Rockwell Collins Retirement Savings Plan for Hourly Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

On June 29, 2001, Rockwell Collins, Inc. ("Rockwell Collins" or "the Company") was spun-off from its parent corporation, Rockwell International Corporation, which was subsequently renamed Rockwell Automation, Inc. ("Automation").

In connection with the spin-off, the Company created three new defined contribution savings plans for the benefit of its employees and established the Rockwell Collins Defined Contribution Master Trust (the "Master Trust") to hold and administer the investment assets of these plans. These plans include the Rockwell Collins Retirement Savings Plan for Hourly Employees, the Rockwell Collins Retirement Savings Plan for Salaried Employees and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. Wells Fargo of California, N.A. (the "Trustee") is the trustee for the Master Trust and maintains supporting records for the purpose of allocating the net assets and the gain or loss of the investment accounts to each of the participating plans. The Employee Benefit Plan Committee of the Company selects the Trustee and all investment managers.

The Company granted active participants the option to transfer their account balances from the Automation sponsored defined contribution savings plans into the newly created plans sponsored by the Company. This transfer of $4,057,520 was made on September 18, 2001.

During 2002, the Company made two acquisitions: Communications Solutions, Inc. and Airshow, Inc., a division of Acterna, Inc. In connection with these acquisitions, the Plan received transfers from the predecessor qualified plans of $250,829 from the Communications Solutions 401(k) Plan on September 3, 2002 and $420,160 from the Acterna 401(k) Savings Plan on October 8, 2002.

General – The Plan is a defined contribution plan sponsored by Rockwell Collins. All hourly employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Committee and the Plan Administrator control and manage the operation and administration of the Plan. The assets are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Investments options used by participants include sixteen mutual funds and these stock funds specific to the Plan:

- *Rockwell Collins, Inc. Stock Fund (Company Contributions)* – Invests principally in the common stock of Rockwell Collins but may hold cash. Effective June 1, 2002, participants may elect to transfer all or a portion of their balances in the Company contributions in the Rockwell Collins, Inc. Stock Fund to any of the sixteen mutual fund alternatives at any time.

- *Rockwell Collins, Inc. Stock Fund (Employee Contributions)* – Invests principally in the common stock of Rockwell Collins but may hold cash.

Certain participants have balances in the following stock funds that no longer allow additional contributions or transfers from other funds:

- *ArvinMeritor Stock Fund* – Invests principally in the common stock of ArvinMeritor Automotive, Inc. but may hold cash.

- *Boeing Stock Fund* – Invests principally in the common stock of Boeing Company but may hold cash.

- *Conexant Companies Stock Fund* – Invests principally in the common stock of Conexant Systems, Inc. and its subsequent spin-off of Skyworks, Inc. but may hold cash.

- *Rockwell International Stock Fund* – Invests principally in the common stock of Automation, but may hold cash.

Effective December 31, 2002, the Boeing Stock Fund and the ArvinMeritor Stock Fund were terminated. The Plan announced the change June 2001 and reminded participants in September 2002 to move the investment to any of the other available investments options before the December 31, 2002 deadline. If the participant did not make a choice, the investment was moved by default into the Fidelity Managed Income Portfolio II Fund on that date.

Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 16% of base compensation. Participant contributions can be made either before or after United States federal taxation of a participant's base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant's base compensation. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, not to exceed $1,000, $2,000, and $3,000 for the Plan years ended December 31, 2002, 2003, and 2004, respectively. No Company contributions will be made with respect to the catch-up contributions.

Rockwell Collins contributes an amount equal to 75% of the first 8% of base compensation contributed by participants. Rockwell Collins contributions are made to the Rockwell Collins, Inc. Stock Fund.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company contributions, participant forfeitures and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Elections – Participants may elect to have their contributions made to any of the funds that are available to participant contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Managed Income Portfolio II Fund.

Unit Values – Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins common stock held in the Rockwell Collins, Inc. Stock Fund. Participants' accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.

Vesting – Each participant is fully vested at all times in the portion of a participant's account that relates to the participant's contributions and earnings thereon. Vesting in the Rockwell Collins contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. A participant is 100% vested after three years of vested service. Until a participant reaches three years of vesting service, the participant is not vested in amounts related to Rockwell Collins contributions. Service with Automation prior to the spin-off is counted toward the vesting service in this Plan.

Loans – Loans may be obtained from the balance of a participant's account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant's highest outstanding loan balance during the 12 month period before the date of the loan or 50% of the participant's vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participants' account. Interest is charged at a rate equal to the prime rate plus 1% at time of loan origination. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, and 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant's account.

Forfeitures – The non-vested portion of a participant's account is forfeited when certain terminations described in the Plan occur. Forfeitures remain in the Plan and are used to reduce the Company's contributions to the Plan. The Plan contains specific break in service provisions that enable a participant's account to be restored upon re-employment and fulfillment of certain requirements. For the years ended December 31, 2002 and 2001, forfeited nonvested accounts totaled $2,991 and $0, respectively.

Plan Termination – Although Rockwell Collins has not expressed any current intent to terminate the Plan, Rockwell Collins has the authority to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event that the Plan is terminated or contributions by Collins are discontinued, each participant's Company contribution account will be fully vested. Benefits under the Plan will be provided solely from the Plan assets.

Benefit Payments – Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2 or is able to demonstrate financial hardship. Participant vested amounts are payable upon retirement, death or other termination of employment. Account balances of persons who have elected to withdraw from the Plan but have not been paid at December 31, 2002 and 2001 totaled $26 and $15,159, respectively.

Upon retirement, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the Internal Revenue Code.

Upon termination of employment other than retirement, participants receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum, subject to the distribution rules of the Internal Revenue Code.

Administrative Expenses – From June 29, 2001 through June 30, 2002, administrative expenses were paid by the Company with the exception of Trustee fees and investment management fees. Since July 1, 2002, the Plan has borne all administrative costs. Expenses are allocated to the participants as a percentage of their account. These charges appear as transactions against each participant account for each fund in which they invest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments – Investment in the Defined Contribution Master Trust is stated at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust, which are primarily based on quoted market prices. The loan fund is stated at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded as earned. Dividends are accrued on the ex-dividend date.

Use of Estimates – Estimates and assumptions made by the Plan's management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to the Plan net assets available for benefits during the reporting period. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.

3. DEFINED CONTRIBUTION MASTER TRUST

The Plan's investment assets, with the exception of the Participant Loan Fund, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees and the Rockwell Collins Retirement Savings Plan for Salaried Employees (collectively, the "participating plans"). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.

The Master Trust investments are valued at fair value at the end of each day.

The net earnings or loss of the accounts for each day is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2002 and 2001 consist of the following:

	2002	2001
Cash	$ 403,727	$ -
Money market funds	1,546,408	1,355,051
Mutual funds	266,149,643	236,744,285
Equity investments	43,794,863	72,830,284
Rockwell Collins, Inc. common stock	103,749,253	69,077,761
Receivables - Accrued interest and dividends	5,109	3,122
Liabilities - Due to broker	-	(1,896,115)
Net assets	$415,649,003	$378,114,388
Plan's investment in Master Trust	$ 6,352,097	$ 5,139,861
Plan's investment in Master Trust as a percentage of total	1.5 %	1.4 %

The net investment (loss) income of the Master Trust for the periods ended December 31, 2002 and 2001 consist of the following:

	2002	2001
Net (depreciation) appreciation in fair value of ivnestments:		
Mutual funds	$ (42,149,323)	$ 8,230,832
Equity	4,546,196	15,329,272
Net (depreciation) appreciation	(37,603,127)	23,560,104
Interest and dividends	8,467,239	2,452,904
Net investment (loss) income	$ (29,135,888)	$26,013,008
Plan's net investment (loss) income	$ (469,063)	$ 305,599
Plan's net investment (loss) income as a percentage of total	1.6 %	1.2 %

The Master Trust's investments which exceeded 5% of Master Trust net assets as of December 31, 2002 and 2001 are as follows:

Description of Investment	2002	2001
Rockwell Collins, Inc. common stock*	$103,749,253	$69,077,761
Fidelity Managed Income Portfolio II Fund*	68,627,485	49,652,284
Fidelity Dividend Growth Fund*	67,030,258	69,754,302
Rockwell Automation, Inc. common stock	37,459,378	41,912,619
Fidelity Mid-Cap Stock Fund*	27,632,678	29,556,807
Fidelity U.S. Bond Index Fund*	26,041,170	18,226,399
Fidelity U.S. Equity Index Commingled Pool*	20,370,093	19,539,675
Conexant Systems, Inc. Companies common stock	6,335,485	22,451,867

* Represents a party-in-interest to the Master Trust.

4. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed Rockwell Collins by letter dated September 25, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan Administrator and the Plan's tax counsel believe that the Plan is currently being operated in compliance with the applicable provisions of the IRC. As a result, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED-PARTY TRANSACTIONS

As described in Note 1, the Plan invests in common stock of the Company.

Certain Plan investments are interests in the Master Trust managed by the Trustee and are interests in funds managed by the record keeper and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were $14,709 and $267 for the periods ended December 31, 2002 and 2001, respectively.

6. SUBSEQUENT EVENT

In an effort to reduce fees charged to the Plan, the Plan Administrator will consolidate the roles of Trustee and record keeper. To effect this, Wells Fargo of California, N.A. will transfer its duties and responsibilities as Trustee to the Fidelity Management Trust Company effective with the close of business on August 31, 2003.

* * * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2002

Identity of Issuer, Borrower, Lessor or Similar party	Description of Investment Including Collateral, Rate of Interest, Maturity Date, Part or Maturity Value	Current Value
Wells Fargo of California, N.A.*	Defined Contribution Master Trust	$ 6,352,097
Various participants*	Participant loans; prime rate plus 1%, (5.25%- 11.0%) due 2003 to 2007	191,175
Total assets held for investment purposes		$ 6,543,272

*Represents a party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES



Dennis J. Popovec
Plan Administrator

Date: June 24, 2003



Patrick E. Allen
Vice President Finance & Treasurer

Date: June 24, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-63100, 333-63120, and 333-72814 on Form S-8 and Nos. 333-63142 and 333-72914 on Form S-3 of Rockwell Collins, Inc. and subsidiaries of our report dated June 3, 2003, appearing in this Annual Report on Form 11-K of Rockwell Collins, Inc. Retirement Savings Plan for Hourly Employees for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 25, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Rockwell Collins Retirement Savings Plan for Hourly Employees (the "Plan") of Rockwell Collins, Inc. on Form 11-K for the period ended December 31, 2002 (the "Report") filed with the Securities and Exchange Commission, I, Dennis J. Popovec, Plan Administrator (chief executive officer equivalent), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date: June 30, 2003

/s/ Dennis J. Popovec
Dennis J. Popovec
Plan Administrator
(Chief Executive Officer Equivalent)

A signed original of this written statement required by Section 906 has been provided to Rockwell Collins, Inc. and will be retained by Rockwell Collins, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 99.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Rockwell Collins Retirement Savings Plan for Hourly Employees (the "Plan") of Rockwell Collins, Inc. on Form 11-K for the period ended December 31, 2002 (the "Report") filed with the Securities and Exchange Commission, I, Patrick E. Allen, Vice President Finance and Treasurer (chief financial officer equivalent), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

Date: June 25, 2003

/s/ Patrick E. Allen
Patrick E. Allen
Vice President Finance & Treasurer
(Chief Financial Officer Equivalent)

A signed original of this written statement required by Section 906 has been provided to Rockwell Collins, Inc. and will be retained by Rockwell Collins, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.